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                                                                       EXHIBIT 1


This email explains in a Q&A format how outstanding pcOrder stock options will be treated in connection with the acquisition of pcOrder by Trilogy. This email is for informational purposes and you are not being asked to complete any documents at this time.

pcOrder security holders and any potential investors in pcOrder stock are advised to carefully read the tender offer/going private statement on Schedule TO, the solicitation/recommendation statement on Schedule 14D-9 and any other documents pcOrder or Trilogy files with the Securities and exchange Commission in connection with the proposed tender offer or merger when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by pcOrder or Trilogy at the SEC's website at www.sec.gov. These documents (when available) may also be obtained for free by contacting Tiffany O'Brien at pcOrder (512.684.1171) or Jeanne McNeil at Trilogy (512.794.5900).

Q1. What will I receive for my stock options if I do not voluntarily terminate my employment?

A. If you do not voluntarily terminate your employment with pcOrder prior to the closing of the merger, then your in-the-money options will be bought out at the closing, subject to you entering into an Option Settlement Agreement provided by the company. "In-the-money" refers to options that have an exercise price below the tender offer price ($6.375). Regardless of what plan the options are issued under, 100% of the vested and unvested in-the-money options will be accelerated and bought out. The value of the buy out will be the difference between the tender offer price and the exercise price of the in-the-money options. Option holders will receive a net cash payment and will not be required to lay out any money to receive the buy out payment. All out-of-the-money options will be cancelled upon the closing pursuant to the Option Settlement Agreement.

Q2. What happens if I accept a job offer with Trilogy?

A. If you take a job with Trilogy and sign the Option Settlement Agreement, then you will receive the same treatment as described in the answer to Question 1, including the acceleration of unvested options.

Q3. When will I receive the buy out payment?

A. The transaction is structured in two steps. First, Trilogy will make a tender offer for all outstanding shares of pcOrder common stock. At the closing of the tender offer, Trilogy will purchase the shares that have been tendered by their holders. The second step of the transaction is a merger in which pcOrder will merge with a subsidiary of Trilogy. In that merger, pcOrder will become a wholly-owned subsidiary of Trilogy and the remaining pcOrder stockholders will receive a payment per share equal to the tender offer price. The option buy out payments will occur immediately following this second step.

Q4. What happens if I voluntarily resign from the Company?

A. If you voluntarily resign from the Company prior to the closing of the merger, then you will not be entitled to any acceleration of vesting.
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In that case, if the merger closes within 30 days of your termination, then upon the closing you will receive a buy out payment equal to the difference between the tender offer price and the exercise price of your vested in-the-money options that have not been exercised, subject to you entering into an Option Settlement Agreement with the Company. If the merger does not close within 30 days of your termination, then you must exercise your vested in-the-money options for cash (or through a brokers' cashless exercise and sale) within that 30-day period, or your options will terminate and you will lose the economic value of those options. All out-of-the-money options will be cancelled upon the closing pursuant to the Option Settlement Agreement.

Q5. What happens if I do not enter into an Option Settlement Agreement with the Company?

A. If you do not enter into an Option Settlement Agreement, you will not be entitled to the acceleration of unvested options described in Question 1 and, upon the closing of the merger, your options will become the right to receive the tender offer price upon exercise of the option. In addition. if your employment with the company terminates for any reason, then you must exercise your in-the-money vested options within 30 days of the date of your termination to realize the economic value of those options. Otherwise the options will terminate after 30 days. If you exercise within that 30-day period and that exercise occurs prior to the closing of the merger, you will receive shares of pcOrder stock. For those shares, you will receive the tender offer price either in the tender offer or the merger depending on the timing of your exercise and whether you tender in the tender offer. If that exercise occurs following the closing of the merger, then you will receive a cash amount equal to the tender offer price for each vested option that is exercised.

Q6. What are the federal income tax consequences of receiving a buy out payment?

A. The buy out payment will be treated as ordinary income and will be subject to applicable withholding.

Q7. What do I need to do to receive the buy out payment?

A. Shortly you will receive an individualized Option Settlement Agreement for your review and signature. The deadline for returning that agreement will be provided to you at that time.

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Q8. What if I have additional questions regarding the treatment of my stock options in the transaction?

A. If you have any questions regarding the treatment of your stock options, please contact Rick Friedman directly.

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